EXHIBIT (e)(4)

[I]n April 2006, we entered into a two year pilot study and option agreement with GlaxoSmithKline, through its recently established Center of Excellence for External Drug Discovery, or CEEDD. The goal of this pilot study is to apply DirectSelecttm to identify small molecule lead drug candidates against a diverse set of four targets selected by GlaxoSmithKline. Under the terms of the agreement, following our identification of lead compounds meeting pre-established success criteria against at least one of the specified targets, GlaxoSmithKline will have the exclusive option to enter into a broader strategic alliance for further discovery and development of such lead compounds. The pilot agreement contemplates that any broader strategic alliance could cover one or more of the targets included in the pilot study, as well as additional targets as may be agreed upon by the parties. During the pilot study, we will be entitled to receive a $500,000 milestone payment with respect to each of the first two targets for which lead compounds are identified meeting the pre-established success criteria.

In connection with the execution of the pilot study agreement, we concurrently entered into a stock purchase agreement with GlaxoSmithKline, pursuant to which we sold, on April 28, 2006, 102,538 unregistered shares of our common stock at $4.88 per share, for an aggregate purchase price of $500,000.